Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 27, 2021

Relating to Preliminary Prospectus Supplement dated July 27, 2021 and

Prospectus dated June 26, 2019

Registration No. 333-232387

Golub Capital BDC, Inc.

$350,000,000

2.050% Notes due 2027

PRICING TERM SHEET
July 27, 2021

The following sets forth the final terms of the 2.050% Notes due 2027 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated July 27, 2021, together with the accompanying prospectus dated June 26, 2019, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Golub Capital BDC, Inc.
Security:	2.050% Notes due 2027
Ratings (Fitch/Moody’s/S&P)*:	BBB- (stable) / Baa3 (stable) / BBB- (stable)
Aggregate Principal Amount Offered:	$350,000,000
Trade Date:	July 27, 2021
Settlement Date**:	August 3, 2021 (T+5)
Maturity Date:	February 15, 2027
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2022
Record Dates:	February 1 and August 1, as the case may be, immediately preceding the relevant interest payment date
Price to Public (Issue Price):	98.841%
Coupon (Interest Rate):	2.050%
Yield to Maturity:	2.274%
Spread to Benchmark Treasury:	+ 158 basis points
Benchmark Treasury:	0.875% due June 30, 2026
Benchmark Treasury Price and Yield:	100-28 and 0.694%
Optional Redemption:	Golub Capital BDC, Inc. may redeem some or all of the Notes at any time, or from time to time, at a redemption price equal to the greater of:
•	100% of the principal amount of the Notes to be redeemed, or
•	the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed through January 15, 2027 (the date falling one month prior to the maturity date of the Notes), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 25 basis points; plus, in each case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

Commencing January 15, 2027 (the date falling one month prior to the maturity date of the Notes), Golub Capital BDC, Inc. may redeem some or all of the Notes at any time, or from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus, in each case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	38173M AC6/US38173MAC64
Underwriters:	SMBC Nikko Securities America, Inc.
J.P. Morgan Securities LLC
MUFG Securities Americas Inc.
Morgan Stanley & Co. LLC
SG Americas Securities, LLC
Wells Fargo Securities, LLC
CIBC World Markets Corp.
Signature Securities Group Corporation
Regions Securities LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Golub Capital BDC, Inc. expects that delivery of the Notes will be made against payment therefor on or about August 3, 2021, which will be the fifth business day following the date of the pricing of the Notes (such settlement being herein referred to as “T+5”). Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before the date of delivery hereunder will be required, by virtue of the fact that the Notes initially will settle in T+5 business days, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of Golub Capital BDC, Inc. before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contains this and other information about Golub Capital BDC, Inc. and should be read carefully before investing.

The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of Golub Capital BDC, Inc. and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request them by calling SMBC Nikko Securities America, Inc. at 1-888-868-6856 or J.P. Morgan Securities LLC at 212-834-4533.

ABOUT GOLUB CAPITAL BDC, INC.

Golub Capital BDC, Inc. is an externally-managed, non-diversified closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended. Golub Capital BDC, Inc. invests primarily in one-stop and other senior secured loans of U.S. middle-market companies that are often sponsored by private equity investors. Golub Capital BDC, Inc.’s investment activities are managed by its investment adviser, GC Advisors LLC, an affiliate of the Golub Capital group of companies (“Golub Capital”).

ABOUT GOLUB CAPITAL

Golub Capital is a market-leading, award-winning direct lender and credit asset manager, with over $35 billion of capital under management. Golub Capital specializes in delivering reliable, creative and compelling financing solutions to middle market companies backed by private equity sponsors. The firm’s credit expertise also forms the foundation of its Late Stage Lending business and its Broadly Syndicated Loan investment program. Across its activities, Golub Capital nurtures long-term, win-win partnerships that inspire repeat business from its private equity sponsor clients and investors. Founded over 25 years ago, Golub Capital today has over 550 employees and lending offices in Chicago, New York, San Francisco and London.